Exhibit 5

SALE PROPOSAL

Stilwell Activist Investments, L.P. intends to submit the Sale Proposal for consideration by shareholders at the 2027 Annual Meeting of Shareholders. The full text of the Sale Proposal appears below:

Sale Proposal:

“RESOLVED, that the shareholders of Catalyst Bancorp, Inc. (the “Company” or “CLST”) hereby recommend that the Board of Directors of the Company take all necessary steps to promptly effectuate a sale of the Company.”

Stilwell Activist Investments, L.P. is submitting the Sale Proposal because it believes that the Company has demonstrated a stunning degree of ineptitude by paying nearly 120% of book value per share to acquire another institution instead of repurchasing CLST common stock at 80% of book value per share. Hence, Stilwell Activist Investments, L.P. believes that the Board of Directors of the Company and Management lack sufficient business acumen to maximize shareholder value should they continue operating the institution and making capital allocation decisions. Stilwell Activist Investments, L.P believes that CLST shareholders would be best served if the Company and its assets were sold at the earliest opportunity for the highest price available.